SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)


                         LEXINGTON PRECISION CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.25 PER SHARE
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                         (Title of Class of Securities)


                                    529529109
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                                 (CUSIP Number)

                                Mr. Warren Delano
                             Lubin, Delano & Company
                                767 Third Avenue
                            New York, New York 10017
                              Phone: (212) 319-4650
                               Fax: (212) 319-4659

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  JULY 10, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 529529109                                             PAGE 2 OF 7
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

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Warren Delano
------------------------------------------------------------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) |_|
                                                                                   (b) |X|
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    3     SEC USE ONLY


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    4     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                       |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------------------------------------------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

            NUMBER OF                  1,296,793 (see Item 5)
             SHARES           ------------------------------------------------------------------------------------------------------
                                 8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   89,062 (See Item 5)
              EACH            ------------------------------------------------------------------------------------------------------
            REPORTING            9     SOLE DISPOSITIVE POWER
             PERSON
              WITH                     1,296,793 (See Item 5)
                              ------------------------------------------------------------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       89,062 (See Item 5)
------------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,385,855 (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                       |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.7%
------------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
------------------------------------------------------------------------------------------------------------------------------------



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

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CUSIP NO. 529529109                                             PAGE 3 OF 7
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
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael A. Lubin
------------------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) |_|
                                                                                   (b) |X|
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    3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
------------------------------------------------------------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                       |_|
------------------------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------------------------------------------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

           NUMBER OF                   1,427,180 (See Item 5)
            SHARES            ------------------------------------------------------------------------------------------------------
                                 8     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                    89,062 (See Item 5)
             EACH             ------------------------------------------------------------------------------------------------------
           REPORTING             9     SOLE DISPOSITIVE POWER
            PERSON
             WITH                      1,427,180 (See Item 5)
                              ------------------------------------------------------------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       89,062 (See Item 5)
------------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,446,242
------------------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                       |X|

          Does not include 70,000 shares of Common Stock owned by the Reporting Person's two sons, each of whom owns 35,000 shares, with respect to which the Reporting Person acts as a custodian under UGMA and disclaims beneficial ownership.
------------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.0%
------------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
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

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CUSIP NO. 529529109                                             PAGE 4 OF 7
--------------------------                                      ----------------


         This statement constitutes Amendment No. 18 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

         The response of Messrs. Delano and Lubin to Item 3 is hereby amended and supplemented by adding the following to Item 3:

         On July 10, 2002, the Issuer commenced an exchange offer (the "Exchange Offer") to holders of its 12 3/4% Senior Subordinated Notes due February 1, 2002 (the "Old Notes"), to exchange their Old Notes for units, consisting of new 11 1/2% Senior Subordinated Notes due August 1, 2007 (the "New Notes") and ten warrants to purchase Common Stock in respect of each $1,000 principal amount of New Notes issued.

         It is a condition to the Exchange Offer that Messrs. Delano and Lubin and their associates and affiliates tender, and they intend to tender, all of the Issuer's Old Notes held by them, in the aggregate principal amount of $1,500,000 in exchange for units, consisting of $2,025,937.50 principal amount of New Notes and 20,529 warrants to purchase Common Stock.

         It is also a condition to the Exchange Offer that Messrs. Delano and Lubin tender, and they intend to tender, all of the Issuer's $347,000 aggregate outstanding principal amount of 14% Junior Subordinates Notes due April 1, 2002 (the "Old Junior Notes") held by them in exchange for units, consisting of $503,000 aggregate principal amount of 12 1/2% Junior Subordinated Notes due November 1, 2007 (the "New Junior Notes"), and 5,030 warrants to purchase Common Stock.

         The number of shares of Common Stock beneficially owned by Mr. Delano individually and by Mr. Lubin individually, and by Messrs. Delano and Lubin will not change as an immediate consequence of the tender.

         No funds are expected to be used by Messrs. Delano and Lubin in order to effect the tender of the Old Notes and the Old Junior Notes.

Item 4.           PURPOSE OF THE TRANSACTION.
                  --------------------------

         The tender of the Old Notes for units, consisting of the New Notes and warrants to purchase Common Stock and the tender of the Old Junior Notes for units, consisting of the New Junior Notes and warrants to purchase Common Stock, is expected to be made by Messrs. Delano and Lubin and their associates and affiliates in connection with the Exchange Offer in respect of the Old Notes and the Old Junior Notes, for the purpose of effecting the Exchange Offer. In connection with the Exchange Offer, Messrs. Delano and Lubin and their associates

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CUSIP NO. 529529109                                             PAGE 5 OF 7
--------------------------                                      ----------------


and affiliates have agreed to tender the Old Notes and the Old Junior Notes. See
Item 3 above to this Amendment No. 18, which is incorporated herein by reference.

         The Exchange Offer was commenced by the Issuer after a Form T-3 was filed with the Securities and Exchange Commission on July 10, 2002 and was announced by the Issuer in a press release dated July 10, 2002, which was filed with the Securities and Exchange Commission as Exhibit 99.1 to a Form 8-K on July 10, 2002.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------ -

         The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

         (a) Mr. Delano may be deemed to beneficially own 1,385,855 shares of Common Stock, or 28.7% of the Issuer's Common Stock and Mr. Lubin may be deemed to beneficially own 1,446,242 shares of Common Stock, or 30.0% of the Issuer's Common Stock (in each case, based upon the 4,828,036 shares of Common Stock outstanding as of May 13, 2002, as reported in the Issuer's Form 14-A dated June 12, 2002, in connection with the Issuer's 2002 Annual Meeting of Stockholders). Mr. Lubin disclaims beneficial ownership of 70,000 shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA.

         (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to 1,296,793 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to 1,357,180 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him.

         (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationships WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ---------------------------------------- -

  See Items 3 and 4 of this Amendment No. 18, which are incorporated herein by reference.

Item 7.           MATERIALS TO BE FILED AS EXHIBITS.
                  ---------------------------------

         99.1     Joint Filing Agreement


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CUSIP NO. 529529109                                             PAGE 6 OF 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 19, 2002

                                                 /s/ Warren Delano
                                                --------------------------------
                                                Warren Delano


                                                 /s Michael A. Lubin
                                                --------------------------------
                                                Michael A. Lubin

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CUSIP NO. 529529109                                             PAGE 7 OF 7
--------------------------                                      ----------------

                                                           EXHIBIT 99.1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13D, including amendments thereto, with respect to the shares of common stock of Lexington Precision Corporation and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the dates set forth below.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 19, 2002                      /s/ Warren Delano
                                          -----------------------
                                          Warren Delano


Dated:  July 19, 2002                      /s/ Michael A. Lubin
                                          -----------------------
                                          Michael A. Lubin